UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 5)*

Tidewater Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88642R 109

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88642R 109

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American International Group, Inc. I.R.S. Identification No. 13-2592361
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated under the laws of the State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 52,869
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 52,869

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,869
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 88642R 109

ITEM 1.	(a)	Name of Issuer: Tidewater Inc.

(b)	Address of Issuer’s Principal Executive Offices: 6002 Rogerdale Road, Suite 600 Houston, TX 77072

ITEM 2.	(a)	Name of Person Filing: American International Group, Inc.

(b)	Address of Principal Business Office, or if None, Residence: American International Group, Inc., 1271 Avenue of the Americas, New York, New York 10020

(c)	Citizenship: The information requested hereunder is set forth under Row 4 of the cover pages to this Schedule 13G.

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.

(e)	CUSIP Number: 88642R 109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

ITEM 4.	OWNERSHIP

(a) Amount Beneficially Owned: 52,869 shares. Of such amount, (i) 27,012 shares are owned directly by Seasons Series Trust SA Multi-Managed Mid Cap Value Portfolio, (ii) 5,346 shares are owned directly by SunAmerica Series Trust Small Cap Index Portfolio, (iii) 16,685 shares are owned directly VALIC Co I Small Cap Index Fund and (iv) 3,826 shares are owned directly by SunAmerica Series Trust SA T. Rowe Price Asset Allocation Growth Portfolio. AIG may be deemed to indirectly beneficially own the shares described in (i)-(iv).

SunAmerica Asset Management, LLC, LLC (“SunAmerica”), an indirect subsidiary of AIG, shares voting power with respect to the shares held by Seasons Series Trust SA Multi-Managed Mid Cap Value Portfolio, SunAmerica Series Trust Small Cap Index Portfolio, and SunAmerica Series Trust SA T. Rowe Price Asset Allocation Growth Portfolio. SunAmerica’s principal place of business is 21650 Oxnard Street, 10th Floor, Woodland Hills, CA 91367.

The Variable Annuity Life Insurance Company (“VALIC”), an indirect subsidiary of AIG, shares voting power with respect VALIC Co I Small Cap Index Fund’s holdings in Tidewater, Inc. VALIC’s principal place of business is 2929 Allen Parkway, Houston, TX 77019.

(b) The information required hereunder is set forth under Rows 5 through 9 of the cover pages to this Schedule 13G.

(c) The information required hereunder is set forth under Row 11 of the cover pages to this Schedule 13G.

CUSIP No. 88642R 109

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Clients of the reporting persons may have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities which are the subject of this filing.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

AMERICAN INTERNATIONAL GROUP, INC.

By:	/s/ Elaine Rocha
Name: Elaine Rocha
Title: Senior Vice President and Chief Investment Officer

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